UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 7, 2020

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	ON Form 13-502F1 Class 1 and Class 3B Reporting Issuers – Participation Fee, as filed on Sedar on March 23, 2020.
2.	News Release – Grown Rogue Announces Issuance of Shares, as filed on Sedar on March 27, 2020.
3.	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended January 31, 2020 and 2019, as filed on Sedar on March 31, 2020.
4.	Management Discussion & Analysis for the three months ended January 31, 2020, as filed on Sedar on March 31, 2020.
5.	CEO Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on March 31, 2020.
6.	CFO and Corporate Secretary Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on March 31, 2020.
7.	News Release – Grown Rogue Triples Gross Profit, Reports Positive Cash from Operations in Q1, as filed on Sedar on April 1, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 7, 2020	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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